SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Valley National Gases Incorporated

(Name of Issuer)

Common Stock ($0.001 par value)

(Title of Class of Securities)

919792101

(CUSIP Number)

Joost F. Thesseling

Caxton-Iseman Capital, Inc.

500 Park Avenue

New York, New York 10022

(212) 832-9450

Copy to:

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2007

(Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 919792101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VNG Holdings Inc. (f/k/a VNG Acquisition LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

9,686,959
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

9,686,959
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,686,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 919792101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VNG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

9,686,959
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

9,686,959
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,686,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 919792101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Caxton-Iseman (VNG), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

9,686,959
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

9,686,959
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,686,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 919792101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Golconda Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

9,686,959
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

9,686,959
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,686,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 919792101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Frederick J. Iseman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

9,686,959
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

9,686,959
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,686,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%
14	TYPE OF REPORTING PERSON

IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed with the Securities and Exchange Commission (the “Commission”) with respect to Valley National Gases Incorporated (the “Company”) by the undersigned to amend the Statement on Scheduled 13D, filed by the undersigned, on November 20, 2006 (the “Original Filing”). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Any reference to “this Schedule 13D” in the Original Filing or in this Amendment shall refer to the Original Filing as amended by this Amendment.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and supplemented by the addition thereto of the following:

This Amendment No. 1 to Schedule 13D is being filed jointly by:

(i) VNG Holdings Inc. (f/k/a VNG Acquisition LLC), a Delaware corporation;

(ii) VNG Holdings LLC, a Delaware limited liability company and sole shareholder of VNG Holdings Inc.;

(iii) Caxton-Iseman (VNG), L.P., a Delaware limited partnership and sole member of VNG Holdings LLC;

(iv) Golconda Holdings, Inc., a Delaware corporation and general partner of Caxton-Iseman (VNG), L.P.; and

(v) Mr. Frederick J. Iseman (the foregoing, collectively, the “Reporting Persons”).

Caxton-Iseman (VNG), L.P. was formed to effect the transactions described in Item 4 of the Original Filing and it has not engaged in any activities other than those incident to its formation and such transactions. The principal business address of Caxton-Iseman (VNG), L.P. is Caxton-Iseman (VNG), L.P. c/o Caxton-Iseman Capital, Inc., 500 Park Avenue, New York, New York 10022, Attn: Joost F. Thesseling.

Golconda Holdings Inc. is the general partner of Caxton-Iseman (VNG), L.P.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following paragraph:

On February 28, 2007, the Company filed with the Department of State of the Commonwealth of Pennsylvania an Articles of Merger and the Merger was consummated. Also on February 28, 2007, the Company requested that the Common Stock no longer be listed on the American Stock Exchange and a Form 15 was filed with the Commission on behalf of the Company to commence the procedure to terminate the registration of the Common Stock and the Company’s reporting obligations under the Securities Exchange Act of 1934.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and supplemented by the addition thereto of the following:

On February 27, 2007, the shareholders of the Company approved the Merger Agreement and the Merger at the special meeting of shareholders of the Company held on February 27, 2007. The Merger closed on February 28, 2007.

On February 28, 2007, the Company filed an Articles of Merger with the Department of State of the Commonwealth of Pennsylvania. Pursuant to the Merger Agreement, each share of Common Stock was cancelled at the effective time of the Merger and converted into the right to receive $27.00 per share in cash (except for each share held by Gary E. West, Chairman of the Board of Directors of the Company, and his affiliates, which was converted into the right to receive $24.52 per share in cash), without interest and less any applicable withholding taxes, and the Company, the surviving entity of the Merger, became a wholly-owned subsidiary of VNG Holdings Inc. (f/k/a VNG Acquisition LLC).

On February 28, 2007, a Form 15 was filed with the Commission on behalf of the Company to commence the procedure to terminate the registration of the Common Stock and the Company’s reporting obligations under the Securities Exchange Act of 1934. The Reporting Persons’ filing obligations will be terminated upon effectiveness of the Form 15.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2007

VNG HOLDINGS INC.

By:	/s/ William A. Indelicato
Name:	William A. Indelicato
Title:	President

VNG HOLDINGS LLC

By:	/s/ William A. Indelicato
Name:	William A. Indelicato
Title:	President

CAXTON-ISEMAN (VNG), L.P.
by:	Golconda Holdings, Inc. as general partner

By:	/s/ Frederick J. Iseman
Name:	Frederick J. Iseman
Title:	President

GOLCONDA HOLDINGS, INC.

By:	/s/ Frederick J. Iseman
Name:	Frederick J. Iseman
Title:	President

FREDERICK J. ISEMAN

/s/ Frederick J. Iseman